UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-N /A

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
BY FOREIGN BANKS AND FOREIGN INSURANCE
COMPANIES AND CERTAIN OF THEIR HOLDING COMPANIES
AND FINANCE SUBSIDIARIES MAKING PUBLIC OFFERINGS
OF SECURITIES IN THE UNITED STATES

A.	Name of issuer or person filing (“Filer”):	Concordia Financial Group, Ltd.

B.	This is (select one):

☐ an original filing for the Filer

☒ an amended filing for the Filer

* The Filer was formed on April 1, 2016 as the holding company for The Bank of Yokohama, Ltd. (“Bank of Yokohama”) and The Higashi-Nippon Bank, Limited (“Higashi-Nippon Bank”) in a statutory joint share transfer under Japanese law. The public offering of the Filer’s shares to U.S. persons in connection with the statutory joint share transfer was registered under the Securities Act of 1933, as amended, on a Form F-4 registration statement. The Form F-4 registration statement that created the original obligation to file a Form F-N was filed by each of Bank of Yokohama and Higashi-Nippon Bank, since at the time the Filer was not yet in existence. The Filer is filing a post-effective amendment to the Form F-4 registration statement and, concurrently therewith, this amended Form F-N since the Filer is the issuer of the securities that were covered by the Form F-4 registration statement, and it is now in existence.

C. Identify the filing in conjunction with which this Form is being filed:

Name of registrant	Concordia Financial Group, Ltd.

Form type	Form F-4/A

File Number (if known)	333-207913

Filed by	Concordia Financial Group, Ltd.

Date Filed (if filed concurrently, so indicate)	April 1, 2016, concurrently with this Form F-N/A

D. The Filer is incorporated or organized under the laws of Japan and has its principal place of business at 7-1, Nihonbashi 2-Chome, Chuo-ku, Tokyo, 103-0027, telephone number 81-3-5200-8201.

E. The Filer designates and appoints The Bank of Yokohama, Ltd. New York Representative Office (“Agent”) located at 780 Third Avenue, 32nd Floor, New York, NY 10017, telephone number 1-212-750-0022 as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)    any investigation or administrative proceeding conducted by the Commission, and

(b)    any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or any of its territories or possessions or of the District of Columbia, arising out of or based on any offering made or purported to be made in connection with the securities registered by The Bank of Yokohama, Ltd and The Higashi-Nippon Bank, Limited on Form F-4 filed on November 10, 2015, and amended by the post-effective amendment thereto filed by the Filer on April 1, 2016, or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.
Each person filing this Form stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-N if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the Filer’s last registration statement or report, or amendment to any such registration statement or report, filed with the Commission under the Securities Act of 1933 or Securities Exchange Act of 1934. Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form referencing the file number of the relevant registration form in conjunction with which the amendment is being filed.

G.
Each person filing this form undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to the form referenced in paragraph E or transactions in said securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tokyo, Country of Japan this 1st day of April 2016 A.D.

Filer: Concordia Financial Group, Ltd.
By:	/s/ Tatsumaro Terazawa
Name:	Tatsumaro Terazawa
Title:	Representative Director and President

This statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Ryo Kashimura
Name:	Ryo Kashimura
Title:	Chief Representative of The Bank of Yokohama, Ltd. New York Representative Office
Date:	April 1, 2016